As filed with the Securities and Exchange Commission on March 5, 2003
Registration No. 333-102834

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

POST-EFFECTIVE AMENDMENT NO. 2
TO
FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

TELKOM SA LIMITED
(Exact name of registrant as specified in its charter)

The Republic of South Africa	**4813**	**Not Applicable**
(State or other jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa
(27) (12) 321 5808

(Address, including zip code, and telephone number of registrant's principal executive offices)

CT Corporation System
1633 Broadway
New York, New York 10019
(1) (212) 664-1666

(Name, address, including zip code, and telephone number, of agent for service)

Copies to:

Daniel G. Bergstein, Esq.	**Adrian J.S. Deitz, Esq.**	**Tom Joyce, Esq.**
Marie Censoplano, Esq.	**Scott V. Simpson, Esq.**	**Sarah C. Murphy, Esq.**
Paul, Hastings, Janofsky & Walker LLP	**Skadden, Arps, Slate, Meagher & Flom LLP**	**Freshfields Bruckhaus Deringer**
75 East 55th Street	**One Canada Square**	**65 Fleet Street**
New York, New York 10022	**Canary Wharf**	**London EC4Y 1HS**
(1) (212) 318-6000	**London E14 5DS**	**England**
	England	**(44) (207) 936-4000**
	(44) (207) 519-7000	

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: ☒

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box: ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

(NOT FORMING PART OF THE PROSPECTUS)

This Post-Effective Amendment No.2 to the Registration Statement is being filed solely for the purpose of refiling certain exhibits in text-searchable format. The content of these exhibits does not differ from the content of the exhibits filed with Form F-1/A on March 3, 2003.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Telkom's articles of association upon the listing of its ordinary shares on the JSE Securities Exchange, South Africa will provide as follows:

"Every director, alternate director, operating committee member, alternate operating committee member, manager, secretary and other office of the company shall be indemnified out of the company's funds against all liability incurred by him in defending any proceedings (whether civil or criminal) arising out of any actual or alleged negligence, default, breach of duty of trust on his part in relation to the company in which judgment is given in his favor or in which he is acquitted or in connection with any matter in which relief is granted to him by the court in terms of the Act."

Telkom and the Government of the Republic of South Africa have agreed to indemnify the Underwriters and to provide contribution in circumstances where indemnification is unavailable pursuant to the agreement.

Telkom has purchased Directors and Officers' Liability Insurance.

Directors of Telkom who are also employees of subsidiaries of Telkom may be entitled to indemnification from such subsidiaries for certain liabilities and expenses incurred as a result of serving as directors of Telkom. Directors of Telkom who are also employees of shareholders of Telkom may be entitled to indemnification from such shareholders for certain liabilities and expenses incurred as a result of serving as directors of Telkom.

ITEM 7   RECENT SALES OF UNREGISTERED SECURITIES

The following sets forth the date of sale and title and amount of securities sold within the last three years that were not registered by Telkom:

- R1,500,000,000 aggregate principal amount of 13% unsecured local bonds due May 31, 2004, issued on November 30, 1998 and July 29, 1999. The offering was underwritten by Standard Corporate and Merchant Bank, a division of The Standard Bank of South Africa Limited, JP Morgan Securities South Africa (Proprietary) Limited, Deutsche Bank AG, Rand Merchant Bank and African Merchant Bank. The aggregate underwriting commission paid was R1,687,500. The offering was exempt under Regulation S of the Securities Act of 1933.

- R2,300,000 aggregate principal amount of 10.75% unsecured local bonds due September 30, 2003, issued on March 15, 2001, June 26, 2001 and July 24, 2001. The offering was underwritten by Deutsche Bank AG and Rand Merchant Bank, a division of FirstRand Bank Limited, joint lead managers, and Merrill Lynch South Africa, senior co-lead manager. The aggregate underwriting commission paid was R1,581,250. The offering was exempt under Regulation S of the Securities Act of 1933.

- R1,500,000,000 aggregate principal amount of 10.5% unsecured local bonds due October 31, 2006, issued on October 31, 2001. The offering was underwritten by Standard Corporate and Merchant Bank, a division of The Standard Bank of South Africa Limited, lead underwriter, Investec Bank Limited and JP Morgan Securities South Africa (Proprietary) Limited and, co-lead managers, and Nedcor Investment Bank (Proprietary) Limited and Wipcapital (Proprietary) Limited, joint managers. The underwriting commission was R750,000. The offering was exempt under Regulation S of the Securities Act of 1933.

ITEM 8   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS

Exhibit number	Description
1.1	Form of Underwriting Agreement. (1)
3.1	Memorandum and Articles of Association of Telkom SA Limited. (3)
4.1	Form of Ordinary Share Certificate. (3)
4.2	Deposit Agreement, among Telkom SA Limited, the The Bank of New York, as Depositary and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt. (2)
5.1	Opinion of Werksmans Inc., South African counsel to the Registrant. (1)
5.2	Opinion of Emmet, Marvin & Martin, LLP, United States, Counsel to the Depositary. (2)
10.1	Strategic Services Agreement, dated January 16, 2003, among Telkom SA Limited, Thintana Communications, SBC International Management Services Inc. and Telekom Management Services SDN Berhad. (3)
10.2	Strategic Services Agreement, dated May 14, 1997, among Telkom SA Limited, Thintana Communications LLC, SBC International Management Services Inc. and Telekom Management Services SDN Berhad. (3)
10.3	Agreement dated, July 31, 2000, between Telkom SA Limited and Telecommunication Facilities Management Company (Proprietary) Limited. (3)
10.4	Exclusive Facilities Management Services Agreement, dated March 31, 2001, between Telkom SA Limited and Systems Applications Projects (Africa) (Proprietary) Limited. (3)
10.5	Multiparty Implementation Agreement, dated September 30, 1993, among Telkom SA Limited, Vodacom Group (Proprietary) Limited, Mobile Telephone Network (Proprietary) Limited, the Postmaster General and the Government of the Republic of South Africa. (3)
10.6	Interconnection Agreement, dated February 16, 1994, among Telkom SA Limited and Vodacom Group (Proprietary) Limited, as amended by agreements among Telkom SA Limited, Vodacom Group Proprietary Limited and MTN on August 22, 1996, January 12, 1998, July 21, 1998, and September 4, 2001. (3)
10.7	Interconnection Agreement, dated February 16, 1994, between Telkom SA Limited and MTN, as amended by agreements among Telkom SA Limited, Vodacom Group (Proprietary) Limited, and MTN on August 22, 1996, January 12, 1998, July 21, 1998 and September 14, 2001. (3)
10.8	Interconnection Agreement, dated August 31, 2001, between Telkom SA Limited and Cell C, as amended by agreement among Telkom SA Limited, Vodacom Group (Proprietary) Limited and Cell C, dated September 18, 2001. (3)
10.9	Joint Venture Agreement, dated March 31, 1995, between Telkom SA Limited, Vodafone Group plc, Rembrant Group Limited, Vodacom Group, Vodacom, Vodac and Vodafone Holdings (SA) (Proprietary) Limited. (3)
10.10	Shareholders' Agreement, dated January 16, 2003, between the Minister for Communications of the Government of the Republic of South Africa and Thintana Communications LLC. (3)
10.11	Registration Rights Agreement, dated January 16, 2003, among the Minister for Communications of the Government of the Republic of South Africa, Thintana Communications LLC and Telkom SA Limited. (3)
21.1	Subsidiaries of the Registrant. (3)
23.1(a)	Consent of Ernst & Young related to their report, dated December 12, 2002. (1)
23.1(b)	Consent of Ernst & Young related to their report, dated December 10, 2002. (1)
23.2(a)	Consent of Deloitte & Touche and PricewaterhouseCoopers Inc. related to their report, dated June 11, 2002, except for Note 44 which the date is October 15, 2002. (1)
23.2(b)	Consent of Deloitte & Touche and PricewaterhouseCoopers Inc. related to their report dated December 12, 2002. (1)
23.3	Consent of Werksmans Inc. (included in Exhibit 5.1). (1)
23.4	Consent of Emmet, Marvin & Martin, LLP (included in Exhibit 5.2). (2)
24.1	Power of Attorney of Directors and Officers of the Registrant. (3)

(1) Filed herewith.

(2) Incorporated by reference to the Registration Statement on Form F-6 submitted to the Securities and Exchange Commission on November 8, 2002 with respect to American Depositary Shares representing the ordinary shares.

(3) Previously filed.

(B)   FINANCIAL STATEMENT SCHEDULES

Not Applicable.

ITEM 9   UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

- For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is declared effective.

- For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Johannesburg, South Africa, on the 5th day of March, 2003.

TELKOM SA LIMITED

By: /s/ Sizwe Nxasana *

Name: Sizwe Nxasana
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
/s/ Sizwe Nxasana* Sizwe Nxasana	Chief Executive Officer; Executive Director (principal executive officer)	March 5, 2003
/s/ Nomazizi Mtshotshisa* Nomazizi Mtshotshisa	Non-executive Chairperson of the Board and Director	March 5 2003
/s/ Anthony Lewis* Anthony Lewis	Chief Financial Officer (principal financial and accounting officer)	March 5 2003
/s/ Tan Sri Dató Ir Muhammad Radzi Mansor* Tan Sri Dató Ir Muhammad Radzi Mansor	Non-executive Director	March 5 2003
/s/ Shawn McKenzie* Shawn McKenzie	Chief Operating Officer; Executive Director	March 5 2003
/s/ Richard Menell* Richard Menell	Non-executive Director	March 5 2003
/s/ Peter Moyo* Peter Moyo	Non-executive Director	March 5 2003

Name	Title	Date
_____	_____	_____
___/s/ Tlhalefang Sekano*___ Tlhalefang Sekano	Non-executive Director	March 5 2003
___/s/ Chian Khai Tan*___ Chian Khai Tan	Chief Strategic Officer, Executive Director	March 5 2003
___/s/ Charles Valkin*___ Charles Valkin	Non-executive Director	March 5 2003
___/s/ Themba Vilakazi*___ Themba Vilakazi	Non-executive Director	March 5 2003
___/s/ Jonathan P. Klug Sr.*___ Jonathan P. Klug Sr.	Non-executive Director	March 5 2003

*By: ___/s/   John Gibson_____ March 5 2003
          Attorney-in-fact

SIGNATURE OF US AUTHORIZED REPRESENTATIVE OF TELKOM SA LIMITED

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Telkom SA Limited, has signed this Post-Effective Amendment No. 2 to the Registration Statement in the City of Newark, State of Delaware, on the 5th day of March, 2003.

By: ___/s/_____Donald J. Puglisi_____
      Name: Donald J. Puglisi

EXHIBIT INDEX

Exhibit number	Description
1.1	Form of Underwriting Agreement. (1)
3.1	Memorandum and Articles of Association of Telkom SA Limited. (3)
4.1	Form of Ordinary Share Certificate. (3)
4.2	Deposit Agreement, among Telkom SA Limited, the The Bank of New York, as Depositary and Owners and Beneficial Owners of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt. (2)
5.1	Opinion of Werksmans Inc., South African counsel to the Registrant. (1)
5.2	Opinion of Emmet, Marvin & Martin, LLP, United States, Counsel to the Depositary. (2)
10.1	Strategic Services Agreement, dated January 16, 2003, among Telkom SA Limited, Thintana Communications, SBC International Management Services Inc. and Telekom Management Services SDN Berhad. (3)
10.2	Strategic Services Agreement, dated May 14, 1997, among Telkom SA Limited, Thintana Communications LLC, SBC International Management Services Inc. and Telekom Management Services SDN Berhad. (3)
10.3	Agreement, dated July 31, 2000, between Telkom SA Limited and Telecommunication Facilities Management Company (Proprietary) Limited. (3)
10.4	Exclusive Facilities Management Services Agreement, dated March 31, 2001, between Telkom SA Limited and Systems Applications Projects (Africa) (Proprietary) Limited. (3)
10.5	Multiparty Implementation Agreement, dated September 30, 1993, among Telkom SA Limited, Vodacom Group (Proprietary) Limited, Mobile Telephone Network (Proprietary) Limited, the Postmaster General and the Government of the Republic of South Africa. (3)
10.6	Interconnection Agreement, dated February 16, 1994, among Telkom SA Limited and Vodacom Group (Proprietary) Limited, as amended by agreements among Telkom SA Limited, Vodacom Group Proprietary Limited and MTN on August 22, 1996, January 12, 1998, July 21, 1998, and September 4, 2001.(3)
10.7	Interconnection Agreement, dated February 16, 1994, between Telkom SA Limited and MTN, as amended by agreements among Telkom SA Limited, Vodacom Group (Proprietary) Limited, and MTN on August 22, 1996, January 12, 1998, July 21, 1998 and September 14, 2001. (3)
10.8	Interconnection Agreement, dated August 31, 2001, between Telkom SA Limited and Cell C, as amended by agreement among Telkom SA Limited, Vodacom Group (Proprietary) Limited and Cell C, dated September 18, 2001. (3)
10.9	Joint Venture Agreement, dated March 31, 1995, between Telkom SA Limited, Vodafone Group plc, Rembrant Group Limited, Vodacom Group, Vodacom, Vodac and Vodafone Holdings (SA) (Proprietary) Limited. (3)
10.10	Shareholders' Agreement, dated January 16, 2003, between the Minister for Communications of the Government of the Republic of South Africa and Thintana Communications LLC. (3)
10.11	Registration Rights Agreement, dated January 16, 2003, among the Minister for Communications of the Government of the Republic of South Africa, Thintana Communications LLC and Telkom SA Limited. (3)
21.1	Subsidiaries of the Registrant. (3)
23.1(a)	Consent of Ernst & Young related to their report, dated December 12, 2002. (1)
23.1(b)	Consent of Ernst & Young related to their report, dated December 10, 2002. (1)
23.2(a)	Consent of Deloitte & Touche and PricewaterhouseCoopers Inc. related to their report, dated June 11, 2002, except for Note 44 which the date is October 15, 2002. (1)
23.2(b)	Consent of Deloitte & Touche and PricewaterhouseCoopers Inc related to their report, dated December 12, 2002. (1)
23.3	Consent of Werksmans Inc. (included in Exhibit 5.1). (1)
23.4	Consent of Emmet, Marvin & Martin, LLP (included in Exhibit 5.2). (2)
24.1	Power of Attorney of Directors and Officers of the Registrant. (3)

(1) Filed herewith.

(2) Incorporated by reference to the Registration Statement on Form F-6 submitted to the Securities and Exchange Commission on November 8, 2002 with respect to American Depositary Shares representing the ordinary shares.

(3) Previously filed.